

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 10, 2024

Vikas Desai
Chief Executive Officer
Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, NJ 07066

>   **Re: Achari Ventures Holdings Corp. I**
>   **Amendment No. 4 to Registration Statement on Form S-4**
>   **Filed May 28, 2024**
>   **File No. 333-276422**

Dear Vikas Desai:

   We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-4

General

1.   Please explain to us why share amounts, percentages and other figures presented throughout the registration statement assume that the proposed reverse stock split will not occur, even though, as disclosed on page 24, the post-combination company would currently be unable to meet Nasdaq's initial listing requirements if a reverse stock split of Achari's common stock is not enacted prior to the effective time.

Unaudited Pro Forma Condensed Combined Financial Information, page 42

2.   Please explain to us why the unaudited pro forma combined financial information does not give effect to any proposed Reverse Stock Split described in the section entitled "Proposal 4: The Reverse Stock Split Proposal". Refer to Rule 11-02(a)(10) of Regulation S-X. In this regard, it would appear that additional scenarios should be presented for the determination of pro forma earnings per share. Please advise.

The Business Combination Agreement

The Achari Board's Reasons for the Approval of the Business Combination, page 118

3.   We note your response to comment 2 and reissue the comment in part. Please revise your disclosure on pages 122 and 123 to further discuss each of the non-quantitative metrics. For example, please note the macro-economic and secular trends, news sources and reports considered by the Achari board in concluding that Vaso's business would benefit from "strengthening macro-economic and secular trends". Please also provide additional support for the suggestion that "the landscape for potential business combinations may have been improving at such time when compared to past periods."

4.   We note your response to comment 3 and reissue the comment in part. Please revise your disclosures on pages 121 and 122 to discuss the Enterprise Values, the EV/Revenue Valuation Multiples, and the EV/EBITDA Valuation Multiples for each of the comparable companies. Please also disclose the range of potential enterprise and equity values calculated for Vaso, as noted on page 121. Please consider presenting the information in tabular format for ease of reference.

Market Price and Dividends of Securities, page 194

5.   Please revise the first paragraph of this section to clarify that trading on Nasdaq has been suspended and the latest closing price provided for Achari's securities was for their trading on the OTC pink sheets, not the Nasdaq. Please revise the chart to clarify when the trading market changed.

Fairness Opinion of River Corporate, page 214

6.   We note your response to comment 8. As Achari received the fairness opinion from River Corporate and it is included in this document, please revise to provide all information required by Item 1015(b) of Regulation M-A. Refer to Item 4(b) of Form S-4 and Item 14(a)(6) of Schedule 14A.

     Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Timothy J. Kirby, Esq.